Exhibit 99.4
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 1, 2024, pursuant to the Agreement and Plan of Merger, dated as of February 7, 2024 (the Merger Agreement), California Resources Corporation (CRC, we, us, or our) acquired Aera Energy LLC (Aera) in an all-stock transaction (the Aera Merger). In connection with the closing of the Aera Merger, we issued 21,315,707 shares of common stock to the prior owners of Aera (the Sellers). We expect to issue an additional 346,093 shares for deferred consideration. This deferred consideration is related to pre-effective date and restructuring income taxes. We also paid approximately $990 million in connection with the extinguishment of all of Aera's outstanding indebtedness using the proceeds from the issuance of our 8.25% senior notes due 2029 (the 2029 Senior Notes) and cash on hand.

The following unaudited pro forma condensed combined financial information is derived from the audited historical consolidated financial statements of CRC and the unaudited historical consolidated and combined financial statements of Aera, respectively, and gives effect to (i) the Aera Merger, (ii) the extinguishment of Aera’s outstanding debt, and (iii) the issuance of new debt (collectively, the pro forma events). The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 gives effect to the pro forma events as if they had occurred on January 1, 2024. The unaudited pro forma condensed combined statements of operations have been derived from and should be read in conjunction with (i) the historical audited consolidated statement of operations of CRC for the year ended December 31, 2024 and (ii) the historical unaudited consolidated and combined financial statements of Aera for the six months ended June 30, 2024. No unaudited pro forma combined balance sheet as of December 31, 2024 is presented due to the fact that all pro forma events were completed prior to December 31, 2024, and the results of the pro forma events are reflected in CRC’s historical audited consolidated balance sheet included in our Annual Report on Form 10-K for the year ended December 31, 2024 (the 2024 Annual Report).

The unaudited condensed combined pro forma financial statements contain certain reclassification adjustments to conform the historical financial statement presentation of Aera to that of CRC.

CRC sold natural gas to and purchased natural gas for insignificant amounts from Aera during the six months ended June 30, 2024. As such, an adjustment was applied to the unaudited pro forma combined condensed statement of operations for the year ended December 31, 2024 to remove this activity, which would be considered intercompany activity and be eliminated upon consolidation.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect on a pro forma basis, the effect of the pro forma events on the historical financial information of CRC. The adjustments are described in the notes to the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information is included for informational purposes only. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of our results of operations or financial condition had the pro forma events occurred on the date assumed. The unaudited pro forma condensed combined financial information also does not project our results of operations for any future period or date, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the unaudited pro forma condensed combined statement of operations does not include projected synergies expected to be achieved as a result of the Aera Merger and any associated costs that may be required to be incurred to achieve those synergies. The unaudited pro forma condensed combined statement of operations should be read in conjunction with the 2024 Annual Report.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2024
(in millions, except per share amounts)

	For the year ended December 31, 2024	For the six months ended June 30, 2024	For the year ended December 31, 2024
	CRC (as reported)	Aera (as reported)	Presentation Adjustments		Transaction Adjustments Disposal		Transaction Adjustments Acquisition		Financing Adjustments		CRC Proforma Combined
REVENUES
Total operating revenues	$3,198	$684	$6	(A)	$(4)	(B)	$(1)	(C)	$—		$3,883

OPERATING EXPENSES
Operating costs	966	226	101	(A)	(1)	(B)	—	(C)	—		1,292
General and administrative expenses	321	97	(4)	(A)	(2)	(B)	—		—		412
Depreciation, depletion and amortization	388	149	—		(6)	(B)	14	(D)	—		545
Asset impairment	14	—	—		—		—		—		14
Taxes other than on income	242	48	—		—		—		—		290
Costs related to marketing of purchased commodities	193	84	(84)	(A)	—		—		—		193
Electricity generation expenses	40	25	(25)	(A)	—		—		—		40
Transportation costs	81	—	4	(A)	—		—		—		85
Accretion expense	87	75	—		(10)	(B)	(30)	(E)	—		122
Net loss on natural gas purchase derivatives	30	—	6	(A)	—		—		—		36
Carbon management business expenses	56	—	6	(A)	—		—		—		62
Measurement period adjustments	(12)	—	—		—		—		—		(12)
Other operating expenses, net	183	34	2	(A)	—		17	(F)	—		236
Total operating expenses	2,589	738	6		(19)		1		—		3,315
Net gain on asset divestitures	11	—	4		—		—		—		15
OPERATING INCOME (LOSS)	620	(54)	4		15		(2)		—		583

NON-OPERATING INCOME (EXPENSES)
Interest income	—	4	(4)	(A)	—		—		—		—
Interest and debt expense	(87)	(59)	—		—		59	(G)	(39)	(I)	(126)
Loss on early extinguishment of debt	(5)	—	—		—		—		—		(5)
(Loss) income from investment in unconsolidated subsidiaries	(10)	3	—		—		—		—		(7)
Other non-operating (loss) income	(2)	2	—		—		—		—		—
INCOME (LOSS) BEFORE INCOME TAXES	516	(104)	—		15		57		(39)		445
Income tax (provision) benefit	(140)	(1)	—		—		(16)	(H)	11	(J)	(146)
NET INCOME (LOSS)	$376	$(105)	$—		$15		$41		$(28)		$299

Net income attributable to common stock per share
Basic	$4.74										$3.32
Diluted	$4.62										$3.24

Weighted-average common shares outstanding
Basic	79.3										90.0
Diluted	81.4										92.2

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

NOTE 1    BASIS OF PRESENTATION

The unaudited pro forma condensed combined statement of operations was prepared in accordance with Article 11 of Regulation S-X, and presents the pro forma financial condition and results of operations of CRC based upon the historical financial information of CRC and Aera after giving effect to the pro forma events and related adjustments set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any management adjustments for expected synergies or dissynergies of the mergers.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, gives effect to the pro forma events as if they had occurred on January 1, 2024.

NOTE 2    ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following adjustments were made related to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024:

A.Reflects certain reclassification adjustments to conform Aera’s historical revenues and expenses to the financial statement presentation of CRC, which included the reclassification of:

1.$4 million of gain on asset divestiture from total operating revenues to operating expenses,

2.$6 million net loss from commodity derivatives related to purchased natural gas from total operating revenues to operating expenses,

3.$4 million of interest income from non-operating expenses to total operating revenues,

4.$25 million of electricity purchased and $84 million of natural gas purchased to operating costs, all within operating expenses,

5.$4 million of transportation costs from operating costs, within operating expenses,

6.$2 million from general and administrative expenses and $4 million from operating costs to carbon management expenses, all within operating expenses, and

7.$2 million related to transaction costs from general and administrative expenses to other operating expenses, net, all within operating expenses.

B.Reflects the elimination of revenues and expenses associated with certain assets and associated liabilities, which were distributed prior to closing of the Aera Merger.

C.Reflects the elimination of activity between CRC and Aera for the six months ended June 30, 2024 that, following the Aera Merger, would be considered intercompany activity and eliminated upon consolidation.

D.Reflects the estimated changes in pro forma depreciation, depletion, and amortization expense based on the preliminary purchase price allocation resulting from the step up in basis associated with the property, plant, and equipment balance.

E. Reflects an estimated $30 million decrease in accretion expense resulting from a reduction of the asset retirement obligation liability.

F.Reflects $17 million of success-based transaction costs paid by Aera upon the closing of the Aera Merger.

G.Reflects the elimination of historical interest expense and amortization of debt issuance costs associated with the elimination of Aera’s outstanding debt.

H.Reflects the change in tax status of Aera and certain of its subsidiaries, which were previously pass-through entities for tax purposes, to taxable entities; this impact was calculated using a blended U.S. federal and California statutory income tax rate of 28%.

I.Reflects interest expense related to the issuance of our 2029 Senior Notes, calculated based on an interest rate of 8.25%. This adjustment also includes the amortization of debt issuance costs of $14 million over the estimated five-year period of the loan.

J.Represents the pro forma adjustment to taxes as a result of adjustments to the income statement, which was calculated using a blended U.S. federal and California statutory income tax rate of 28%.

Unaudited Pro Forma Net Income Per Share

Unaudited basic pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the pro forma weighted average number of common shares outstanding during the period. Unaudited diluted pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the weighted average number of common shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net income per share.

Pro forma net income per share—basic and diluted

(in millions except per share amounts)

For the Year Ended December 31, 2024

Numerator:
Pro forma net income - basic and diluted	$299
Denominator:
Pro forma weighted average shares outstanding - basic	90.0
Potential dilutive common shares:
Restricted Stock Units	0.5
Performance Stock Units	0.5
Warrants	1.0
Deferred Consideration Obligation (related to the Aera Merger)	0.2
Pro forma weighted average shares outstanding - diluted	92.2
Net income attributable to common shareholders:
Basic	$3.32
Diluted	$3.24
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